January 23, 2017

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549‑3010
Attention: Mr. Eric McPhee

RE:    Sterling Real Estate Trust
Form 10‑K for Fiscal Year Ended December 31, 2015
Filed March 14, 2016
File No. 000‑54295

Dear Mr. McPhee:

On behalf of Sterling Real Estate Trust, a North Dakota real estate investment trust (the “Trust”), and with the Trust’s permission, we are responding to the comments contained in correspondence from Mr. Eric McPhee dated December 29, 2016 (the “Comment Letter”) to the Trust’s Form 10‑K for the Fiscal Year Ended December 31, 2015, filed on March 15, 2016 (the “Form 10‑K”). For the Staff’s convenience, each response is preceded by the related Staff Comment.

We confirm that the SEC granted additional time to respond to the Comment Letter until January 23, 2017 by telephone conversation with Ms. Gorman on December 30, 2016.

Form 10‑K for the year ended December 31, 2015

Estimated Value of Shares/Units, page 54

Comment 1.      We note your disclosure that your estimated value per share is $15.50.  With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

•	The process by which the value estimate was determined;
•

A breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

•

The key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

•	The relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and
•	A list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

Response 1.       The Trust’s determination of estimated value per share is an evolving process.  The Trust determines the estimated value per share at least once annually, at the Board’s first Regular Meeting of the year.  The Trust relies on two commonly used valuation methodologies: the Net Asset Value (NAV) Model and Dividend Discount Model (DDM) in determining estimated value per share; with greater emphasis placed on the NAV Model.  This analysis utilized by the Trust is generally discussed below.

For properties held as of year-end, December 31, 2014, we used the direct capitalization approach to determine the value of each of the Trust’s real estate classes.  We sourced Midwest region cap rates by asset class from independent third party market sources.

Once determined, we added the estimated fair value of the Trust’s real estate portfolio to the value of the Trust’s cash, real estate loan receivable, and other assets.  We reduced our aggregate Total asset value by the Trust’s mortgage debt and other liabilities.  The resulting net asset value was divided by the number of the Trust’s estimated weighted average common stock and units outstanding as of December 31, 2014.

The Board considered both the net asset value per share of total assets held as of December 31, 2014 and that value in the context of a value range. The simple range used the current net asset value as the high point in the range; the net asset value determined using the average actual cap rate paid for properties held as of December 31, 2014 as the low point in the range; and the midpoint between the two, as the midpoint of the range.

For properties held as of year-end, December 31, 2015, we used the direct capitalization approach to determine the value of each of the Trust’s real estate asset classes.  The Board again considered both the net asset value per share of the total assets held as of December 31, 2015 and that value in the context of a value range.  We improved the process by using the current net asset value per share as the midpoint of the range.  The high and low points of the range were determined by adjusting the cap rate up and down 5% respectively. We believed this 5% variance better reflected the impact of cap rate assumptions on the overall analysis.

The following table provides a breakdown of the major components of our total NAV and NAV per share for 2015 and 2016 using the mid-point capitalization rates for each year respectively.

	2015 Share Price		2016 Share Price
	Total NAV	NAV per	Total NAV	NAV per
Component of NAV	Dollars	Common Share	Dollars	Common Share
Real Estate Investments	$ 548,151,153	$ 27.68	$ 721,033,441	$ 31.51
Affiliates	15,903,393	$ 0.80	28,879,375	1.26
Cash	-	$ -	6,460,936	0.28
Restricted cash	6,322,186	$ 0.32	6,114,887	0.27
Other tangible assets	5,364,631	$ 0.27	7,845,311	0.34
	575,741,363	$ 29.07	770,333,950	33.66

Tangible liabilities	261,839,032	$ 13.22	403,077,143	17.62
Affiliate debt	-	$ -	11,829,944	0.52
	261,839,032	$ 13.22	414,907,087	18.14

Tangible Net Worth	313,902,331	$ 15.85	355,426,863	$ 15.52

Total shares/units outstanding at 12/31	19,804,000		22,879,409

The Trust utilizes the dividend discount model as a secondary measure to support or lend confidence to the results derived from the NAV model.  The Trust used the dividend discount method to determine the value per share by using the predicted dividends for the next five years and discounting them back to the present value. Assumptions include a range of annual dividend amounts, growth rate and rate of return.  The Trust determined the growth rate by calculating the five year historical average growth rate of the Trust’s dividends paid.

The following table summarizes the key assumptions used in valuation based on property types for both 2015 and 2016.

	2015 Share Price		2016 Share Price
	Value or Range in Values	Weighted Average Basis	Value or Range in Values	Weighted Average Basis
Capitalization rate	6.74% to 7.84%	6.74%	6.9% to 7.69%	7.32%
Commercial	8.10% to 8.50%	8.16%	6.81% to 8.57%	8.06%

Multifamily	6.20%	6.20%	6.99%	6.99%

Growth rate	3.86%	5 Yr Average	3.87%	5 Yr Average
Rate of return	8.00%		8.00%
Dividend	$0.900 to $0.930		$0.915 to $0.946

In both 2015 and 2016, the resulting low, mid and high price calculated using both of the above methodologies, as well as the average of the two methodologies were presented to the Board of Trustee’s along with the Advisor’s recommended price.  When selecting and approving the value per share the Board of Trustees takes into consideration the range of prices (low, mid and high) generated by each of the methods utilized, and the average of the two methods.  The Board also considers the potential impact the selected price will have on the coverage ratio and payout ratio at the desired yield.  The Board then determines the appropriate price.  The following tables show the ranges for NAV and DDM by year and the recommended number in the range, as well as the selected price.

2015
Valuation Method	Low	Mid	High
NAV	$13.94	$15.85	$18.08
DDM	$15.36	$15.55	$15.74
Average	$14.65	$15.70	$16.94

Recommended - $15.50
Selected - $15.50

2016
Valuation Method	Low	Mid	High
NAV	$13.98	$15.53	$17.26
DDM	$16.47	$16.27	$16.06
Average	$15.23	$15.90	$16.66

Recommended - $16.00
Selected - $16.00

As with any valuation methodology, the methodologies utilized by the Trust in reaching an estimate of the value of the shares and limited partnership units are based upon a number of estimates, assumptions, judgments or opinions that may, or may not, prove to be correct.  Capitalization rates obtained from market sources are also critical to the NAV calculation. The use of different estimates, assumptions, judgments, or opinions would likely have resulted in significantly different estimates of the value of the shares and limited partnership units.  In addition, the Trust’s estimate of share and limited partnership unit value is not based on the book value of our real estate as the book value of most of our real estate assets is determined based on the amortized cost of the property, subject to certain adjustments.

Furthermore, in reaching an estimate of the value of the shares and limited partnership units, the Trust did not include a liquidity discount in order to reflect the fact that the shares and limited partnership units are not currently traded on a national securities exchange; a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party;  or the costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy might be a listing of the limited partnership units or Sterling common shares on a national securities exchange or a merger or sale of our portfolio.

Relationship between Aggregate Purchase Price and Valuation

The aggregate purchase price at December 31, 2014 was approximately $57,000,000 more than the fair value assigned to the properties, due to the timing of the valuation determination which was completed using October 31, 2014 financial data.  The Trust acquired a significant portfolio for approximately $103,500,000 late in December 2014, which was not included in the calculation of the value of our properties utilized in March 2015. The 2015 calculation excluded Filister portfolio acquired on December 19, 2014.  It was determined that the Trust did not have enough experience with these properties to understand how their attributes or future performance should affect the calculation, if at all.  The aggregate purchase price at December 31, 2015 was approximately $38,000,000 less than the fair value assigned to the properties, due to appreciation of the properties.

Historical Estimated Values per Share

As shown in the chart above, the historical reported estimated values per share of our common stock are set forth below:

Estimated Value per Share	Effective Date of Valuation	Filing with SEC
$15.00	03/28/14	Item 7.01 Regulation FD Disclosure, Form 8-K, filed April 2, 2014
$15.50	02/01/15	Item 7.01 Regulation FD Disclosure, Form 8-K, filed January 30, 2015
$16.00	03/23/16	Item 7.01 Regulation FD Disclosure, Form 8-K, filed March 25, 2016

The next value estimate is expected to be reviewed in April 2017.

The Trust will expand its disclosure in future filings to include additional information as to how the estimated value per share is determined.

Proxy Statement filed April 29, 2016

Certain Relationships and Related Transactions, page 15

Comment 2.      We note your disclosure on page 14 that you reimburse your advisor for operating expenses and acquisition expenses incurred by your advisor in connection with the services it provides to you.  In future Exchange Act periodic reports, please disclose the amounts reimbursed to your advisor.

Response 2.       The Trust will expand its disclosure in future filings to include the amounts reimbursed to our advisor for operating expenses and acquisition expenses incurred by our advisor in connection with the services it provides to us.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604‑6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton
12987972v7

cc:Ms. Stacie Gorman, via email